Notice to ASX/LSE 15 August 2022 Rio Tinto reiterates compelling value of proposal to acquire full ownership of Turquoise Hill Rio Tinto notes the Turquoise Hill announcement today indicating that the Turquoise Hill Special Committee has terminated its review of Rio Tinto’s non-binding proposal to acquire full ownership of Turquoise Hill for C$34 in cash per Turquoise Hill share (the “Proposed Transaction”). Rio Tinto is disappointed by the decision of the Special Committee and continues to believe that the terms of the Proposed Transaction would deliver compelling value for Turquoise Hill minority shareholders and provide the certainty of an all-cash offer at an attractive premium of: • 32% to Turquoise Hill’s closing price of C$25.68 per share on 11 March 2022; and • 78% to Turquoise Hill’s closing price of C$19.12 per share on 24 January 2022, the day before agreeing a path forward between Government of Mongolia, Turquoise Hill and Rio Tinto that enabled commencement of the underground mine at Oyu Tolgoi. Since Rio Tinto made its proposal on 14 March 2022, the average share price performance of Turquoise Hill’s peers1 has declined 35% in light of a deteriorating and more uncertain external environment. Furthermore, Turquoise Hill has disclosed in its latest earnings results that it needs to raise equity proceeds of more than US$1 billion to address its current estimate of funding requirements. Rio Tinto will remain financially disciplined as it considers its options. Should a transaction not proceed, Rio Tinto welcomes the continued investment by Turquoise Hill minority shareholders and their pro rata sharing of future risks and funding obligations. Rio Tinto Chief Executive Copper Bold Baatar said: “Rio Tinto remains as committed as ever to the long- term success of Oyu Tolgoi. While we are disappointed by this decision, we will continue to work constructively with the Board of Turquoise Hill to advance the Oyu Tolgoi project.” Notes to editors Under the terms of the Proposed Transaction, Turquoise Hill minority shareholders would have received C$34 in cash per Turquoise Hill share, representing a premium of 32% to Turquoise Hill’s closing share price on the Toronto Stock Exchange on 11 March 2022, the last trading day prior to Rio Tinto’s previously announced non-binding proposal to acquire full ownership of Turquoise Hill. The Proposed Transaction would have valued the Turquoise Hill minority share capital at approximately US$2.7 billion. As previously disclosed, Rio Tinto is not interested in pursuing any alternative transaction, including any such transaction which would result in the sale of Rio Tinto’s interest in Turquoise Hill or the acquisition by a third party of Turquoise Hill or Oyu Tolgoi in partnership with or independent of Rio Tinto. Additional disclosures This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will only be made in accordance with registration and other requirements under applicable law. 1 Based on the simple average share price performance, between 11th March 2022 (being the last trading day immediately prior to Rio Tinto’s proposal) and 12th August 2022, of Southern Copper, Freeport, First Quantum and Lundin Mining, representing Turquoise Hill’s disclosed peer set in its most recent results presentation, however excluding OZ Minerals. EXHIBIT 99.4

Notice to ASX/LSE Page 2 of 3 Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release. The person responsible for arranging the release of this announcement on behalf of Rio Tinto plc is Steve Allen, Group Company Secretary.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com